Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MARCH 8, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: March 10, 2011

Exhibit 99.1

WuXi PharmaTech Announces Fourth-Quarter and Full-Year 2010 Results

SHANGHAI, China, March 8, 2011 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for fourth-quarter and full-year 2010.

Fourth-Quarter 2010 Highlights

•	Net revenues grew 20% year over year to $88.6 million

•	Laboratory Services net revenues increased 16% year over year to $78.5 million

•	China-based Laboratory Services net revenues grew 16% year over year to $59.6 million

•	U.S.-based Laboratory Services net revenues increased 17% year over year to $18.9 million

•	Manufacturing Services net revenues increased 59% year over year to $10.1 million

•	GAAP diluted earnings per ADS grew 41% year over year to 23 cents

•	Non-GAAP diluted earnings per ADS grew 29% year over year to 28 cents

Full-Year 2010 Highlights

•	Net revenues grew 24% year over year to $334.1 million

•	Laboratory Services net revenues increased 18% year over year to $294.9 million

•	China-based Laboratory Services net revenues grew 18% year over year to $219.4 million

•	U.S.-based Laboratory Services net revenues increased 18% year over year to $75.5 million

•	Manufacturing Services net revenues increased 95% year over year to $39.2 million

•	GAAP diluted earnings per ADS grew 69% year over year to $1.22

•	Non-GAAP diluted earnings per ADS grew 22% year over year to $1.09

Management Comment

“WuXi concluded a strong 2010 with a solid fourth quarter,” said Dr. Ge Li, Chairman and Chief Executive Officer. “Revenue grew 20% in the quarter, with strong performances in all of our businesses. We further expanded our capabilities and capacity to better serve our customers, and they responded by expanding their collaborations with WuXi.

“For full-year 2010, WuXi exceeded its financial guidance for revenues and operating income. Revenues grew 24% to $334.1 million, versus guidance of $330-$333 million. Non-GAAP operating income grew 35% to $88.1 million, compared to guidance of 28-32% growth. GAAP EPS grew 69% to $1.22, driven by strong revenue growth, expense restraint, and receipt from Charles River Laboratories of a $30 million fee for termination of the proposed transaction involving the two companies. Non-GAAP EPS increased 22% to $1.09. All of our businesses contributed to this strong full-year revenue and earnings performance.

“We expect 2011 to be another strong year for WuXi, with revenue growth of 17-21% and stable margins despite an environment of RMB appreciation and labor cost inflation in China. WuXi is rapidly expanding its new Laboratory Services businesses and will reap the benefits of years of hard work in research manufacturing with revenue growth in our new commercial manufacturing business.

“In 2011, we will continue to invest and build a strong integrated drug R&D service platform to be the industry’s alternative R&D engine to discover and develop new drugs for our customers. Among our major investment projects are a new chemistry site in Wuhan, a new GMP biologics manufacturing facility in WuXi, new pharmacology models and biology capabilities, and an expansion of our API/drug product stability testing capability.

“The pharmaceutical industry is undergoing transformational change and is adopting a more collaborative and networked model,” Dr. Li concluded. “Outsourcing of R&D is one of the key elements of this industry transformation. Growth in offshore outsourcing and in China’s domestic pharmaceutical market will drive more and more R&D to China. As the leading R&D services company in China, WuXi is well positioned to benefit from this powerful trend.”

GAAP Results—Fourth-Quarter 2010

Fourth-quarter 2010 net revenues increased 20% year over year to $88.6 million due to 16% growth in Laboratory Services net revenues and a 59% increase in Manufacturing Services net revenues. Revenue growth in Laboratory Services was strong in both our core discovery chemistry services and in newer laboratory services, such as discovery biology, DMPK/ADME, formulation, and analytical development services, which reflected the stronger demand for our broad-based and integrated drug discovery and development services. This growth was geographically diverse, strong in both our China and U.S. operations. Manufacturing Services revenue growth was driven by the initial ramp-up of our large-scale manufacturing business, as well as the robust demand for clinical-trial materials from our research manufacturing business.

Fourth-quarter 2010 GAAP gross profit increased 17% year over year to $34.1 million due to revenue growth in Laboratory Services and both revenue growth and gross-margin improvement in Manufacturing Services. Fourth-quarter 2010 GAAP gross margin decreased year over year to 38.5% from 39.6% mainly due to business mix, as our highest rate of revenue growth occurred in our relatively lower-margin Manufacturing Services business. Gross margin in Manufacturing Services, while lower than that in Laboratory Services, improved year over year to 21.2% from 16.7% due to strong revenue growth and improved capacity utilization in our large-scale manufacturing facility. Gross margin in Laboratory Services decreased year over year to 40.8% from 41.7% due to the higher depreciation expenses from the investments in new capabilities and capacity expansion and the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar.

Fourth-quarter 2010 GAAP operating income increased 38% to $18.8 million due to the 17% increase in gross profit and a 2% decrease in operating expenses due to cost-control efforts.

Fourth-quarter 2010 GAAP net income from continuing operations grew 38% to $17.3 million mainly due to the 38% increase in operating income and improved other income (expenses) net, offset by higher taxes. Other income (expenses) net in fourth-quarter 2010 included gains from foreign-exchange forward contracts of $1.8 million, compared to losses of $0.2 million in fourth-quarter 2009. Higher taxes were mainly the result of higher pretax income, especially the pretax income in our U.S. operations, which is taxed at approximately a 40% rate, and the progressively rising statutory tax rates in China.

Fourth-quarter 2010 GAAP net income grew 42% to $17.3 million due to the 38% growth in net income from continuing operations and the nonrecurrence of a loss from discontinued operations in the prior-year period related to a write-off of certain obsolete assets and impairment of certain assets held for sale. Fourth-quarter 2010 GAAP diluted earnings per ADS grew 41% to 23 cents mainly due to the 42% growth in GAAP net income.

GAAP Results—Full-Year 2010

Full-year 2010 net revenues increased 24% year over year to $334.1 million driven by strong revenue growth in all business—18% growth in both China-based and U.S.-based Laboratory Services net revenues and 95% growth in Manufacturing Services net revenues. In China-based Laboratory Services, revenue growth was strong in both discovery chemistry and newer laboratory services, such as discovery biology, DMPK/ADME, formulation, and analytical development services. Revenue growth in U.S.-based Laboratory Services was broad-based and particularly strong in tissue processing services. Revenue growth in Manufacturing Services reflected both increased demand for research manufacturing of clinical-trial materials and initial revenues from large-scale manufacturing.

Full-year 2010 GAAP gross profit increased 18% year over year to $127.6 million, due to revenue growth in Laboratory Services and revenue growth and margin improvement in Manufacturing Services. Full-year 2010 GAAP gross margin decreased year over year to 38.2% from 40.1% mainly due to higher revenue growth of our lower-margin Manufacturing Services business and lower margins in our Laboratory Services business. Gross margin in Laboratory Services decreased year over year to 40.6% from 41.9% mainly due to increases in labor costs and overhead/depreciation expenses of new pharmacology/DMPK/chemistry laboratories in Shanghai and the toxicology facility in Suzhou. Partially offsetting, gross margin improved year over year in Manufacturing Services to 20.0% from 18.1% due primarily to a significant increase in revenues and improved capacity utilization in large-scale manufacturing. In addition, full-year 2010 GAAP gross profit was reduced by $3.1 million and GAAP gross margin was reduced by 0.9 percentage points due to transaction-related bonuses paid to scientist employees after the termination of the proposed Charles River transaction.

Full-year 2010 GAAP operating income grew 37% to $71.5 million due to the 18% increase in gross profit and a slight decrease in operating expenses due to cost control, offset by $3.7 million in transaction-related bonuses paid to all employees.

Full-year 2010 GAAP net income from continuing operations grew 70% to $90.8 million due to the 37% increase in operating income and a favorable change in other income (expenses) net, offset by higher taxes. The improvement in other income (expenses) net in full-year 2010 mainly related to a $25 million termination fee related to the proposed Charles River transaction, which was recorded as other income (the remaining $5 million fee was recorded in operating expenses to offset transaction-related expenses). Higher taxes resulted from the combination of higher pretax income, especially from U.S.-based Laboratory Services, and the progressively higher statutory tax rates in China.

Full-year 2010 GAAP net income increased 72% to $90.8 million due to the 70% increase in net income from continuing operations (including the Charles River payments) and the nonrecurrence of a loss from discontinued operations in the prior-year period related to a write-off of certain obsolete assets and impairment of certain assets held for sale. Full-year 2010 GAAP diluted earnings per ADS grew 69% to $1.22 cents, mainly due to the 72% growth in GAAP net income.

Non-GAAP Results—Fourth-Quarter 2010

Non-GAAP financial results excluded the impact of share-based compensation expenses, amortization and the deferred tax impact of acquired intangible assets, and losses from discontinued operations.

Fourth-quarter 2010 non-GAAP gross profit increased 16% year over year to $35.6 million due to revenue growth in Laboratory Services and both revenue growth and gross-margin improvement in Manufacturing Services. Fourth-quarter 2010 non-GAAP gross margin decreased year over year to 40.2% from 41.7% mainly due to business mix, as our largest revenue growth occurred in our lower-margin Manufacturing Services business. Gross margin in Manufacturing Services, while lower than that in Laboratory Services, improved year over year due to improved capacity utilization in our large-scale manufacturing facility. Gross margin in Laboratory Services decreased year over year due to the higher depreciation expenses from the investments in new capabilities and capacity expansion and the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar.

Fourth-quarter 2010 non-GAAP operating income increased 30% year over year to $22.4 million, primarily due to the 16% increase in non-GAAP gross profit and a small decrease in operating expenses due to cost control.

Fourth-quarter 2010 non-GAAP net income grew 30% year over year to $20.7 million due to a 30% increase in non-GAAP operating income and a favorable change in other income (expenses) net, offset by higher taxes. Other income (expenses) net in fourth-quarter 2010 included gains from foreign-exchange forward contracts of $1.8 million, compared to losses of $0.2 million in fourth-quarter 2009. Taxes were higher due to higher pretax income and higher China statutory tax rates. Diluted non-GAAP earnings per ADS from continuing operations grew 29% year over year to 28 cents, mainly due to the 30% increase in non-GAAP net income.

Non-GAAP Results—Full-Year 2010

Non-GAAP financial results excluded the impact of share-based compensation expenses, amortization and the deferred tax impact of acquired intangible assets, the $30 million termination fee received from Charles River Laboratories, expenses incurred in connection with that transaction, bonuses paid to all employees after termination of that transaction, and losses from discontinued operations.

Full-year 2010 non-GAAP gross profit increased 20% year over year to $137.2 million due to revenue growth in Laboratory Services and revenue growth and margin improvement in Manufacturing Services. Full-year 2010 non-GAAP gross margin decreased year over year to 41.1% from 42.3% mainly due to higher revenue growth of our lower-margin Manufacturing Services business and lower margins in our Laboratory Services business. Gross margin from Laboratory Services decreased year over year mainly due to increases in labor costs and overhead/depreciation expenses from the new pharmacology/DMPK/chemistry laboratories in Shanghai and the toxicology facility in Suzhou. Partially offsetting, gross margin improved year over year in Manufacturing Services due primarily to initial revenues and improved capacity utilization in large-scale manufacturing.

Full-year 2010 non-GAAP operating income increased 35% year over year to $88.1 million, primarily due to the 20% increase in non-GAAP gross profit and relatively flat operating expenses due to cost-control efforts.

Full-year 2010 non-GAAP net income grew 24% year over year to $81.3 million due to the 35% increase in non-GAAP operating income, offset by an unfavorable change in other income (expenses) net and higher taxes. Other income (expenses) net was lower due to gains from foreign-exchange forward contracts of $2.8 million in 2010, compared to gains of $3.6 million in 2009. Taxes were higher due to higher pretax income and higher China statutory tax rates. Diluted non-GAAP earnings per ADS from continuing operations grew 22% year over year to $1.09, mainly due to the 24% increase in non-GAAP net income.

(See the table titled Reconciliation of GAAP to Non-GAAP below).

2011 Financial Guidance

The company projects 2011 financial performance as follows:

•	Total net revenues of $390-405 million, which represents 17-21% growth

•	Growth in net revenues of China-based Laboratory Services of 14-18%

•	Growth in net revenues of U.S.-based Laboratory Services of 8-10%

•	Growth in net revenues of Manufacturing Services of 50-60%

•	Decrease in gross margin of about 1% due to possible appreciation of the renminbi and labor cost inflation, partially offset by a gross margin increase in our manufacturing business

•	GAAP operating margin of 21-22%, non-GAAP operating margin of 24-25%

•	Capital expenditures of $50-60 million

•	GAAP effective tax rate of 17-18% due to an increase in the statutory tax rate of the company’s Shanghai and Tianjin legal entities from 11% in 2010 to 15% and 12%, respectively, in 2011

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	December 31, 2010	December 31, 2009

Assets:
Current assets:
Cash and cash equivalents	115,401	80,510
Restricted cash	1,989	1,358
Short-term investment	38,084	22,083
Accounts receivable, net	57,041	45,817
Inventories	17,277	14,276
Prepaid expenses and other current assets	15,124	10,125

Total current assets	244,916	174,169

Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	205,547	181,830
Intangible assets, net	4,254	6,634
Prepaid land use rights	5,352	5,308
Deferred tax assets	10,887	9,514
Other non-current assets	3,221	5,890

Total non-current assets	253,217	233,132

Total assets	498,133	407,301

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	263	34,415
Accounts payable	14,800	14,356
Accrued expenses	20,548	17,072
Deferred revenue	8,816	4,554
Advanced subsidies	4,460	2,800
Other taxes payable	2,790	2,901
Other current liabilities	7,891	4,239

Total current liabilities	59,568	80,337

Non-current liabilities:
Long-term debt, excluding current portion	1,852	2,115
Advanced subsidies	2,934	1,420
Convertible notes	35,864	35,864
Other non-current liabilities	5,085	7,432

Total non-current liabilities	45,735	46,831

Total liabilities	105,303	127,168

Equity:
Ordinary shares ($0.02 par value, 5,002,500,000 authorized as of December 31, 2010, and December 31, 2009; 560,972,080 and 550,609,256 issued and outstanding as of December 31, 2010, and December 31, 2009, respectively)	11,219	11,012
Additional paid-in capital	332,913	320,672
Retained earnings (Accumulated deficit)	22,180	(68,631)
Accumulated other comprehensive income	26,518	17,080

Total equity	392,830	280,133

Total liabilities and equity	498,133	407,301

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2010	2009	% Change	2010	2009	% Change
Net revenues:
Laboratory Services	78,516	67,540	16%	294,856	249,909	18%
Manufacturing Services	10,058	6,337	59%	39,205	20,110	95%

Total net revenues	88,574	73,877	20%	334,061	270,019	24%

Cost of revenues:
Laboratory Services	(46,508)	(39,363)	18%	(175,116)	(145,153)	21%
Manufacturing Services	(7,930)	(5,278)	50%	(31,353)	(16,461)	90%

Total cost of revenues	(54,438)	(44,641)	22%	(206,469)	(161,614)	28%

Gross profit:
Laboratory Services	32,008	28,177	14%	119,740	104,756	14%
Manufacturing Services	2,128	1,059	*	7,852	3,649	*

Total gross profit	34,136	29,236	17%	127,592	108,405	18%

Operating expenses:
Selling and marketing expenses	(2,331)	(2,129)	10%	(9,086)	(7,447)	22%
General and administrative expenses	(13,038)	(13,520)	(4%)	(47,008)	(48,829)	(4%)

Total operating expenses	(15,369)	(15,649)	(2%)	(56,094)	(56,276)	0%

Operating income	18,767	13,587	38%	71,498	52,129	37%

Other income (expenses), net:
Other income (expenses), net	992	(453)	*	28,410	6,776	*
Interest income (expenses), net	550	102	*	1,147	57	*

Total other income (expenses), net	1,542	(351)	*	29,557	6,833	*

Income from continuing operations before income taxes	20,309	13,236	53%	101,055	58,962	71%

Income tax expenses	(3,034)	(725)	*	(10,244)	(5,530)	85%

Income from continuing operations	17,275	12,511	38%	90,811	53,432	70%

Loss on discontinued operations, net (Note 1)
Loss from operations of discontinued component	—	(631)	*	—	(944)	*
Income tax benefit	—	247	*	—	386	*

Loss on discontinued operations	—	(384)	*	—	(558)	*

Net income	17,275	12,127	42%	90,811	52,874	72%

Basic net earnings (loss) per ADS:
Earnings from continuing operations	$0.25	$0.18	35%	$1.31	$0.79	66%
Loss on discontinued operations—net of tax (Note 1)	—	(0.01)	*	—	(0.01)	*

Net earnings per ADS	$0.25	$0.17	40%	$1.31	$0.78	68%

Weighted average ADS outstanding—basic	70,002,956	68,659,814		69,542,268	67,986,475

Diluted net earnings (loss) per ADS:
Earnings from continuing operations	$0.23	$0.17	37%	$1.22	$0.73	68%
Loss on discontinued operations—net of tax (Note 1)	—	(0.01)	*	—	(0.01)	*

Net earnings per ADS	$0.23	$0.16	41%	$1.22	$0.72	69%

Weighted average ADS outstanding—diluted	74,782,712	74,080,635		74,690,322	73,654,710

*	>100% or not meaningful

Note 1: The biologics manufacturing operations in Philadelphia, which management decided to close in December 2008, were classified as discontinued operations.

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2010	2009	%	2010	2009	%
GAAP gross profit—continuing operations	34,136	29,236	17%	127,592	108,405	18%
GAAP gross margin—continuing operations	39%	40%		38%	40%
Adjustments:
Share-based compensation	882	842		3,636	2,685
Amortization of acquired intangible assets	628	764		2,919	3,057
Transaction-related employee bonuses	(5)	—		3,071	—

Non-GAAP gross profit	35,641	30,842	16%	137,218	114,147	20%
Non-GAAP gross margin	40%	42%		41%	42%

GAAP operating income—continuing operations	18,767	13,587	38%	71,498	52,129	37%
GAAP operating margin—continuing operations	21%	18%	*	21%	19%	*
Adjustments:
Share-based compensation	3,057	2,972		10,085	10,220
Transaction expenses				4,911
Transaction-related employee bonuses	(9)			3,713
Termination fee recorded to offset transaction expenses				(5,000)
Amortization of acquired intangible assets	628	764		2,919	3,057

Non-GAAP operating income	22,443	17,323	30%	88,126	65,406	35%
Non-GAAP operating margin	25%	23%		26%	24%

GAAP net income—continuing operations	17,275	12,511	38%	90,811	53,432	70%
GAAP net margin—continuing operations	20%	17%		27%	20%
Adjustments:
Share-based compensation	3,057	2,972		10,085	10,220
Transaction expenses				4,911
Transaction-related employee bonuses	(9)			3,713
Termination fee recorded to offset transaction expenses				(5,000)
Termination fee recorded as other income, net				(25,000)
Amortization of acquired intangible assets	628	764		2,919	3,057
Deferred tax impact related to acquired intangible assets	(243)	(296)		(1,131)	(1,184)

Non-GAAP net income	20,708	15,951	30%	81,308	65,525	24%
Non-GAAP net margin	23%	22%		24%	24%

GAAP net income	17,275	12,127	42%	90,811	52,874	72%
Add back:
Depreciation and amortization	8,238	6,726		29,207	23,974
Interest income, net	(550)	(102)		(1,147)	(57)
Income tax expenses	3,034	478		10,244	5,143

EBITDA	27,997	19,229	46%	129,115	81,934	58%
Adjustments:
Share-based compensation	3,057	2,972		10,085	10,220
Transaction expenses				4,911
Transaction-related employee bonuses	(9)			3,713
Termination fee recorded to offset transaction expenses				(5,000)
Termination fee recorded as other income, net				(25,000)
Impairment charge—discontinued operations	—	591		—	591
Mark-to-market (gains) losses on foreign-exchange forward contracts	(1,491)	1,226		(2,225)	(481)

Adjusted EBITDA	29,554	24,018	23%	115,599	92,264	25%

Income attributable to holders of ADS (Non-GAAP):
Basic	20,708	15,951	30%	81,308	65,525	24%
Diluted	20,708	15,951	30%	81,308	65,525	24%

Basic earnings per ADS (Non-GAAP)	0.30	0.23	27%	1.17	0.96	21%
Diluted earnings per ADS (Non-GAAP)	0.28	0.22	29%	1.09	0.89	22%

Weighted average ADS outstanding – basic (Non-GAAP)	70,002,956	68,659,814		69,542,268	67,986,475
Weighted average ADS outstanding – diluted (Non-GAAP)	74,782,712	74,080,635		74,690,322	73,654,710

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2010	2009	%	2010	2009	%

Net revenues:
China-based Laboratory Services	59,589	51,364	16%	219,366	185,799	18%
U.S.-based Laboratory Services	18,927	16,176	17%	75,490	64,110	18%

Subtotal	78,516	67,540	16%	294,856	249,909	18%

China-based Manufacturing Services	10,058	6,337	59%	39,205	20,110	95%

Total net revenues	88,574	73,877	20%	334,061	270,019	24%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Wednesday, March 9, 2011, to discuss its fourth-quarter 2010 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	47994432

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	47994432

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP Financial Measures

We have provided the fourth-quarter and full-year 2009 and 2010 gross profit, operating income, net income, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, transaction costs and termination fees relating to the terminated transaction with Charles River Laboratories, bonuses paid after the termination of the transaction, and losses from discontinued operations. We also provided fourth-quarter and full-year 2009 and 2010 adjusted EBITDA, which is GAAP net income adjusted by adding back depreciation and amortization, interest, income taxes, share-based compensation, mark-to-market gains (losses) from foreign-currency forward contracts, transaction costs and termination fee relating to the terminated transaction with Charles River Laboratories, bonuses paid after the termination of the transaction, and losses from discontinued operations. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our financial guidance for 2011 (including, as applicable, estimated total net revenues, China-based Laboratory Services net revenues, U.S.-based Laboratory Services net revenue, Manufacturing Services net revenues, gross margins, operating margins, capital expenditures, operating effective tax rates, and other trends), expanded growth in our commercial manufacturing business, our planned investments for 2011, anticipated industry changes and trends and our ability to benefit therefrom.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, there may be potential customer, employee and management distraction following the termination of our proposed combination with Charles River Laboratories; the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis; these investments may not yield the desired results and we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; and we may faced increased margin pressure as a result of renminbi appreciation and increased labor inflation in China. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2009 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2009 Annual Report on Form 20-F. Our results of operations for fourth-quarter and full-year 2010 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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